SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 16, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated November 16, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   November 16, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - November 16, 2009

Tanzanian Royalty Announces Completion of 43-101 Report

For Kibara Mineral Project in Northern Tanzania

Tanzanian Royalty is pleased to announce the completion of a National Instrument 43-101 compliant Technical Report for its Kibara Mineral Project in northern Tanzania. The project area comprises approximately 375 square kilometres and is situated within the Musoma-Mara Greenstone Belt about 145 kilometres southwest of the North Mara gold mine.

Significant gold and copper mineralization has been identified at Kibara in trenches within the Nyakona Hill area and in artisanal gold workings. Several grab samples taken in 2005 returned values up to 6.0 g/t gold and 13% copper.

In a news release dated April 18, 2006, the Company reported trenching results that included 17 samples averaging greater than 1% Cu; nine samples that returned values greater than 5% Cu; and four values that graded over 10% Cu (10.2; 13.5; 15.0; 27.4 respectively). Silver values ranged from detection levels to 87 g/t (2.5 oz/ton).

The Company began exploration work on the Kibara Project in August 2002 with mini-BLEG (Bulk Leach Extractable Gold) sampling. This program was followed by rock and termite mound sampling to validate the BLEG anomalies and later by trenching, biogeochemical (BGC) sampling and gradient IP surveys. The other licenses were covered with BGC sampling, mapping and chip sampling and limited auger drilling.

Follow-up exploration work including RAB and/or RC drilling has been recommended for each of the targets areas identified in the 43-101 report which was prepared by Martin J. Taylor, P.Geo, a Toronto-based independent consulting geologist who fulfills the requirements to be a "Qualified Person" for the purposes of NI 43-101.

The objective of this program will be to confirm the existence at depth of any gold/copper-in-quartz mineralization returned previously in trenches at Nyakona Hill and to extend any gold mineralization identified in the artisanal mine workings. Success in the first phase exploration program would precipitate a second phase of exploration that would include additional RC drilling to expand the mineralization along strike and to depth.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.